FMC Corporation

FMC Corporation	1735 Market Street
Philadelphia, PA 19103

215.299.6000

February 9, 2009	www.fmc.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:	FMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement on Schedule 14A filed March 14, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

File No. 001-02376

Dear Mr. Cash:

On behalf of FMC Corporation (which we refer to as “we”, “us” or our”), this letter is being submitted to the supplemental comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to W. Kim Foster, Senior Vice President and Chief Financial Officer of FMC, dated January 28, 2009, with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and included each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion & Analysis, page 28

Results of Operations, page 32

1.	We note your response to prior comment 3; however, it continues to appear to us that the non-GAAP measure you present violates Item 10(c)(l)(ii)(B) of Regulation S-K. It is unclear to us how you determined that your presentation of this measure is appropriate given the following:

•	It appears to violate Item 10(e)(l)(ii)(B) of Regulation S-K as restructuring and other charges relate to more than one fiscal year.

Securities and Exchange Commission

February 9, 2009

•

Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” notes that it may be permissible to adjust earnings for recurring items if you believe it is probable that the recurring item will disappear or become immaterial within a near-term finite period. In this regard, we note that restructuring charges have reoccurred during the nine months ended September 30, 2009.

Although we continue to believe that the manner in which we have presented the non-GAAP measure “after-tax income from continuing operations excluding restructuring and other income and charges” in our Form 10-K complies with Item 10(e)(1)(ii)(B) of Regulation S-K, we agree that in future filings that are subject to Item 10(e)(1)(ii)(B), we will not present this non-GAAP measure.

Definitive Proxy Statement on Schedule 14A filed March 14, 2008

Annual Incentive Awards, page 26

2.	We note your response to prior comment 15. If in the future, you determine not to disclose targets that are material to your decisions about executive compensation, please ensure that you carefully consider whether disclosure of the information would be likely to cause you substantial competitive harm. This is the standard applied when requesting confidential treatment under Securities Act Rules 406 and Exchange Act Rule 12b-2. Your analysis should be specific to your facts and clearly demonstrate the nexus between disclosure and substantial competitive harm, and you should be prepared to convey your analysis to the staff in response to comments.

The Staff’s comment is duly noted.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 19 – Guarantees, Commitments, and Contingencies, page 20

Contingencies, page 21

3.	We appreciate your response to prior comment 16; however, it appears to us that if you were unable to conclude that the probability of a loss was remote, then there may be at least a reasonable possibility that a loss may have occurred. Please confirm to us if our understanding is correct. Additionally, in future filings, please disclose, if true, that you are unable to determine with any accuracy the estimated loss or range of losses attendant to this matter.

The Staff’s comment is duly noted. We acknowledge that inasmuch as we were unable to conclude that the probability of a loss was remote, there is a reasonable

Securities and Exchange Commission

February 9, 2009

possibility that a loss may have occurred. Additionally, in future filings, we will disclose, when we are able to determine with substantial accuracy, the estimated loss or range of losses attendant to this type of matter.

* * * *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 215-299-6438 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ W. Kim Foster
W. Kim Foster
Senior Vice President and Chief Financial Officer

Cc:	Graham Wood	FMC Corporation, Vice President and Corporate Controller
	Andrea Utecht	FMC Corporation, Vice President and General Counsel
	John Gerard	KPMG LLP, Partner
	Robert Friedel	Pepper Hamilton LLP, Partner